Phone:	(212) 885-5205
Fax:	(212) 885-5001
Email:	mmmurphy@blankrome.com

October 23, 2019

FILED VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4720
Attn: Ryan Sutcliffe

Re:	The GoodHaven Funds Trust Preliminary Proxy Statement on Schedule 14A filed on October 10, 2019 File No. 811-23127

Dear Mr. Sutcliffe:

On behalf of The GoodHaven Funds Trust (the “Trust”), this letter is in response to the comment relayed in a telephone conversation with the undersigned on October 23, 2019 from the Staff of the U.S. Securities and Exchange Commission (the “Commission”) regarding the undersigned’s letter dated October 22, 2019 which attached a revised version of the Trust’s Preliminary Proxy Statement on Schedule 14A (originally filed on October 10, 2019)  (the “Proxy”) under the Securities Exchange Act of 1934 as amended (the “Exchange Act”).  We have set forth below, in bold face type, the comment, followed by the Trust’s responses:

1.
Please provide the information required by Item 22(c)(3) of Schedule 14A regarding the ownership of the Investment Adviser, specifically including the names, addresses and basis of control Parents of the Investment Adviser.

RESPONSE:  The second paragraph under the title “Introduction” on page 3 of the Proxy will be deleted and replaced with the following:

“The Investment Adviser has acted as the Fund’s Investment Adviser since the Fund’s inception in 2010, and has had its principal office at 4940 SW 83rd Street, Miami, Florida 33143, however, following the Reorganization (as defined below) it will be changed to 374 Millburn Avenue, Suite 306, Millburn, NJ 07041.  The Investment Adviser was organized in 2010 to provide investment advisory services to registered investment companies and separately managed accounts and is registered with the U.S. Securities and Exchange Commission (“SEC”) under the Investment Advisers Act of 1940, as amended. Messrs. Keith Trauner and Larry Pitkowsky (and each of their family affiliates) and Markel Corporation (“Markel”) are the only members of the Investment Adviser.  As currently structured the following persons and entities hold a control and voting interest in the Investment Adviser: (i) Mr. Pitkowsky (1.25%), (ii) Greenwood Management LLC (48.75%), a limited liability company controlled by Mr. Pitkowsky in which Mr. Pitkowsky owns a majority of the member interests, (iii) Mr. Trauner (1.25%) and (iv) Badlucky Corporation (48.75%), an S corporation controlled by Mr. Trauner in which Mr. Trauner owns a majority of the outstanding shares.  The current address for Mr. Pitkowsky and Greenwood Management LLC is 374 Millburn Avenue, Suite 306, Millburn, NJ 07041 and the current address for Mr. Trauner and Badlucky Corporation is c/o the Investment Adviser, 4940 SW 83rd Street, Miami, Florida 33143.  Markel has a non-voting minority interest in the Investment Adviser.”

*********************
In accordance with our telephone discussion this morning, this letter will be filed for your review.

Very truly yours,

/s/ Margaret Murphy Margaret Murphy